UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Masahiko Tsutsui
	Name:	Masahiko Tsutsui
	Title:	General Manager, Financial Accounting Dept.

Date:    May 30, 2019

This document has been translated from a Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders

Business Report for the 17th Fiscal Year

April 1, 2018 to March 31, 2019

Sumitomo Mitsui Financial Group, Inc.

(Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 17th Fiscal Year

(April 1, 2018 to March 31, 2019)

1.  Matters Regarding the Current Condition of the Company

(1)	Business Progress and Results of the Group

Economic and Financial Environment

During fiscal 2018 (fiscal year ended March 31, 2019), in the latter half of the fiscal year, concerns over a potential downturn in global economy intensified against the backdrop of a slowdown in exports and imports in countries resulting from the increasingly severe trade friction between the U.S. and China, however, there was an ongoing economic recovery on the whole. In overseas countries, although the Chinese economic growth slowed down, there was a moderate economic growth in emerging economies. In developed countries, consumer spending remained strong, resulting in an ongoing economic recovery. The Japanese economy continued its gradual recovery, led primarily by internal demand, as indicated by an uptick in consumer spending supported by increases in capital investment and improvements in the employment and income environment on the back of generally strong corporate results.

In the Japanese financial and capital markets, short-term interest rates reached around minus 0.06%, led by the Bank of Japan (BOJ)’s Quantitative and Qualitative Monetary Easing with Yield Curve Control. Meanwhile, long-term interest rates rose in October to the 0.15% range, due to measures decided on in July of the previous year with the goal of reinforcing the sustainability of monetary easing, including the expansion of tolerable range for the fluctuation of long-term interest rate. However, after it declined due to uncertain condition resulting from trade friction between the U.S. and China, factors including indications in the U.S. that interest-rate hike would be temporarily halted led to the interest rates falling below zero toward the end of the fiscal year. The Japanese yen depreciated to the 114 yen range to the U.S. dollar in October 2018, and then temporarily rose to the 107 yen range to the U.S. dollar in January 2019, but falling U.S. long-term interest rates led to the exchange rate reaching around the 110 yen range to the U.S. dollar toward the end of the fiscal year. After the Nikkei stock average rose to the lower 24,000 yen range, boosted by factors such as strong corporate business results and rising stock prices in the U.S., it temporarily dipped below 20,000 yen range in January, 2019. However, toward the end of fiscal 2018, the Nikkei stock average recovered to the 21,000 yen range.

Under such circumstances, in June 2018, Tokyo Stock Exchange, Inc. revised its Corporate Governance Code and the “Act for Partial Revision of the Banking Act, etc.” for the purpose of preparing a legal framework to drive technological innovation through collaboration between financial institutions and financial business-related IT companies (FinTech companies) came into force.

Business Progress and Results

Under these economic and financial circumstances, Sumitomo Mitsui Financial Group, Inc. (hereinafter, “the Company”) and its subsidiaries (hereinafter, collectively with the Company, “the Group”), conducting mainly commercial banking and other financial services, including leasing, securities, and consumer finance, have worked to implement our Medium-Term Management Plan for the three fiscal years from fiscal 2017, aimed at achieving the following vision: “We will become a global financial group that, by earning the highest trust of our customers, leads the growth of Japan and the Asian region.”

During fiscal 2018, the second year of the Medium-Term Management Plan, we set the basic policy as “Accelerate the Medium-Term Management Plan” and carried out various initiatives by accelerating measures based on the three core policies of the Medium-Term Management Plan to achieve sustainable growth and the further enhancement of corporate value.

Core Policies (1) Disciplined business management (2) Focus on our strengths to generate growth (3) Integration across the Group and globally to achieve sustainable growth

(1) Disciplined business management

Sumitomo Mitsui Finance and Leasing Company, Limited, which had been a consolidated subsidiary of the Company, became an equity method affiliate aimed at improving capital and asset efficiency. In addition, we proceed with initiatives speedily to optimize the group structure such as making Sumitomo Mitsui Card Company, Limited a wholly-owned subsidiary and merger between Sumitomo Mitsui Asset Management Company, Limited and Daiwa SB Investments Ltd.

Furthermore, we improved cost efficiency through initiatives, including the transformation into next-generation branches at Sumitomo Mitsui Banking Corporation and continued to work toward the achievement of operational efficiency by using digital technology such as RPA (robotic process automation), which performs routine tasks instead of employees at each group company.

(2) Focus on our strengths to generate growth

Based on our core competencies and growth opportunities, we have identified “Seven Core Business Areas.”

[Seven Core Business Areas]

(1) Hold the number one retail banking franchise in Japan

(2) Build on our lead position in the Japanese medium-sized enterprise market

(3) Increase market share in Corporate & Investment Banking in key global markets

(4) Establish a top-tier position in product lines where we are competitive globally

(5) Accelerate our “Asia-centric” strategy (Note 1)

(6) Strengthen sales and trading capability

(7) Develop asset-light businesses: trust banking and asset management

(Note 1)	The reinforcement of business in Asia is our most important strategy and we aim to become a leading financial group in Asia by proactively investing resources into the region.

We advanced the following initiatives in the Retail, Wholesale, International, and Global Markets Business Units.

(a) Retail Business Unit

The Retail Business Unit engages mainly in business aimed at retail customers.

Sumitomo Mitsui Banking Corporation (hereinafter, “SMBC”) and SMBC Nikko Securities Inc. collaborated to promote our customer-focused wealth management business, such as providing management proposals focused on diversified investments from a medium- and long-term perspective such as fund wraps (Note 2). At SMBC and SMBC Trust Bank Ltd., foreign currency savings business was performed well due to promotional campaigns by the two companies.

At Sumitomo Mitsui Card Company and Cedyna Financial Corporation, credit card purchase volumes increased steadily by expanding their services to improve convenience for customers.

(Note 2)	A comprehensive discretionary management service that manages a customer’s assets through investment trust, etc. based on the customer’s investment policy.

(b) Wholesale Business Unit

The Wholesale Business Unit engages in business aimed at large- and medium-sized corporate clients in Japan.

For medium-sized corporate clients, the Group provided services in conjunction with Group companies by providing solutions on public offering or business succession. In October 2018, we established the “SMBC Startup Hub,” which provides various support tailored to startup-companies, in Shibuya, Tokyo. For large-sized corporate clients, to meet increasingly advanced and complex customer needs, such as cross-border M&A transactions, the Group provided a wide range of financial services including providing high value-added proposals through collaborations between Group companies.

(c) International Business Unit

The International Business Unit engages in business aimed at Japanese and non-Japanese companies and financial institutions operating business overseas, and foreign companies operating inside Japan.

For overseas customers, as the result of the promotion of cross-selling on a global Group basis, the Group greatly expanded the number of bond underwritings as an active book runner (Note 3), carrying on the expansion from last year. Furthermore, the Group also established a stronger overseas presence for itself, including being selected as a representative lead underwriter for non-Japanese companies. The Group also continued to work to improve profitability and enhance its business in areas in which the Group possesses particular strengths, such as aircraft leasing. In Asia, we deepened relationships with local blue chip companies and high-growth companies. PT Bank Sumitomo Mitsui Indonesia and PT Bank Tabungan Pensiunan Nasional Tbk, a commercial bank in Indonesia, completed their merger, creating a full-line commercial bank that handles both wholesale and retail business.

(Note 3)	A securities company that plays a key underwriting role when offering and selling securities.

(d) Global Markets Business Unit

The Global Markets Business Unit carries out ALM operations (Note 4) that comprehensively manage the liquidity risk and interest rate risk, and provides customers with services through marketable products such as foreign currency, derivatives, bonds, and stocks.

At SMBC and SMBC Nikko Securities, to meet customers’ diversified investment targets and needs, they expanded their offerings of marketable products such as stocks, foreign currency, and derivatives, and continued with their development of a system which enables the companies to provide services through global coordination between the companies. SMBC made efforts to stabilize its procurement of foreign currency, such as by issuing foreign-denominated covered bonds, which are secured by products such as SMBC’s housing loan bonds.

(Note 4)	Asset Liability Management: A risk management method that optimizes future asset and liability balance and seeks to maximize revenue.

(3) Integration across the Group and globally to achieve sustainable growth

(a) Governance and management structure to maximize our business potential

The Group implemented measures aimed at fully utilizing management resources, such as controlling personnel and system investment amounts on a group-wide and global basis under the business unit system. Also, in April 2018 we designated “SMBC” as the Group’s master brand, accelerated initiatives as a group, and further improved the services we offer to customers. In a manner that deepens our existing CSR activities, the Company and SMBC reorganized “CSR Committee” as “Corporate Sustainability Committee.” With the active involvement of the Group CEO and President of the bank, each serving as the chairman of “Corporate Sustainability Committee,” efforts towards solving social problems and realizing Sustainable Development Goals (SDGs) (Note 5) were made.

(Note 5)	Internationally unified 17 goals to realize a sustainable society adopted at the United Nations Summit in September 2015.

(b) Digitalization

In our measures to improve the productivity and operating efficiency of the Group and upgrade its management infrastructure, SMBC collaborated with SAS Institute Japan Ltd. to enhance its anti-money laundering and financial crime efforts by beginning work on more advanced transaction detection systems that use Artificial Intelligence (AI).

At the “hoops link tokyo” open innovation base of the Group, the Group organized “SMBC Brewery,” workshops aimed at creating new business through collaboration between Group companies and outside companies. Through these workshops, SMBC Nikko Securities and HEROZ, Inc., which possesses top technologies such as those used in shogi AI, produced new ideas and commercialized an AI-based stock proposal service for retail clients.

In the Group’s measures aimed at providing customers with greater convenience, in our transaction banking business Sumitomo Mitsui Card Company, Limited began the building of a next-generation payment platform together with GMO Payment Gateway, Inc. and Visa Worldwide (Japan) Co., Ltd.

As a result of these initiatives, the Company recorded consolidated ordinary profit and consolidated profit attributable to owners of parent of 1,135.3 billion yen and 726.6 billion yen, respectively, in fiscal 2018.

[Summary of Performance]

Sumitomo Mitsui Financial Group

	FY2017	FY2018
Ordinary profit	1,164.1 billion yen	1,135.3 billion yen
Profit attributable to owners of parent	734.3 billion yen	726.6 billion yen

(Note)	Amounts less than one hundred million yen have been rounded down.

Sumitomo Mitsui Banking Corporation (For reference)

	FY2017	FY2018
Ordinary profit	755.2 billion yen	649.6 billion yen
Net income	577.0 billion yen	477.3 billion yen

(Note)	Amounts less than one hundred million yen have been rounded down.

Issues to be addressed

For the fiscal year ending March 31, 2020, the final year of our Medium-Term Management Plan, the basic policy of the SMBC Group is “Realize a strong finish to the final year of the current Medium-Term Management Plan and undertake initiatives that will deliver sustainable growth, with a view to the next Medium-Term Management Plan.” By completing the initiatives based on the three core policies under the Medium-Term Management Plan, we aim to be the financial institution of choice for our customers, to achieve sustainable growth, and to enhance corporate value by providing value-added products and services.

(1) Disciplined business management

We will accelerate business model reform of improving capital, asset, and cost efficiencies to grow our bottom-line profit (Note 6) in a sustainable manner – in other words, to become a profitable financial institution through sustained discipline.

Specifically, while maintaining our competitiveness in the domestic business where we can make steady profit, we will control the total amount of assets, in light of tightening international financial regulations as well as transform our business portfolio into one with high capital efficiency by prioritizing business fields to allocate our resources.

In addition, we will improve productivity and efficiency of the group by improving operating efficiency utilizing digital technology and sharing of business functions on a group-wide basis.

(Note 6)	Profit attributable to owners of parent

(2) Focus on our strengths to generate growth

We will focus on the “Seven Core Business Areas” identified based on our core competencies and growth opportunities. In addition to strengthening our domestic business where we can make steady profit, we will implement growth strategies in the international business as well as initiatives to generate new strengths that will contribute to the growth of our four business units.

(a) Retail business unit

We will focus on our wealth management business, with its deeply rooted customer-first philosophy, and on expanding consumer loans, while also striving to become a leader in the cashless payment market. We also aim to complete the transformation to smart branches at all of SMBC’s branches.

(b) Wholesale business unit

In addition to lending, we will seek to improve profitability by providing solutions that address our customer’s issue on a group basis. In addition, we will work together with customers to create new businesses amid changes in customers’ business environment due to the advancement of digitalization and the new entry from other industries.

(c) International business unit

For overseas clients, we aim to promote cross-selling by strengthening our capability to respond to our clients’ needs such as foreign exchange transactions and bond/equity underwriting, in addition to lending. Moreover, we will further enhance the high profit assets business in which we hold competitive advantages, such as the aircraft leasing business. In addition, we will continue to further promote our Multi-Franchise strategy (Note 7) in Indonesia and other Asian regions.

(Note 7)	A strategy to implement a wide-range of commercial banking operations in countries with high growth potential

(d) Global markets business unit

In our ALM operations, we will expand profits through nimble portfolio management of stocks and bonds. We will also promote stable and low-cost foreign currency funding by diversifying funding methods, etc. In addition, we will establish a business model that offers solutions tailored to customer’s diverse investment needs as well as further improve our capability to provide services on a group-wide and global basis.

(3) Integration across the Group and globally to achieve sustainable growth

(a) Governance and management structure to maximize our business potential

Under the business unit system, we will utilize the group’s management resources on a group-wide and global basis. Specifically, we will seek to meet the needs of a wide range of clients by executing strategies and strengthening products and services on a group-wide basis. Further, we will optimize resource allocation by enhancing the capabilities of our planning and management functions and controlling the allocation of human resources and IT investment on a group-wide basis.

(b) Digitalization

With the rapid advance of digitalization and a cashless society, we will proactively introduce new technologies and promote digitalization in various areas to improve productivity and operating efficiency of the Group, upgrade management infrastructure, enhance the customer experience and generate new businesses.

(c) Enhancement of Corporate Sustainability Management

Under the strong leadership from our top management, we will promote initiatives to resolve social issues and achieve the “SDGs (Sustainable Development Goals)” by managing our business, aiming to realize a sustainable society.

We aim to respond to shareholder expectations by promoting customer-oriented business conduct and showing steady results regarding the initiatives described above. We look forward to the continued understanding and support of our shareholders.

(2)	Changes in Financial Position and Results of Operations (Consolidated Basis and Non-Consolidated Basis)

a.  Changes in Financial Position and Results of Operations (Consolidated Basis)

Unit: billions of yen

	FY2015 (Fiscal year ended March 31, 2016)	FY2016 (Fiscal year ended March 31, 2017)	FY2017 (Fiscal year ended March 31, 2018)	FY2018 (Fiscal year ended March 31, 2019)
Ordinary income	4,772.1	5,133.2	5,764.1	5,735.3

Ordinary profit	985.2	1,005.8	1,164.1	1,135.3

Profit attributable to owners of parent	646.6	706.5	734.3	726.6

Comprehensive income	178.3	966.0	984.1	795.1

Net assets	10,447.6	11,234.2	11,612.8	11,451.6

Total assets	186,585.8	197,791.6	199,049.1	203,659.1

(Notes)	1.	Amounts less than one hundred million yen have been rounded down.
	2.	The Company has 173 consolidated subsidiaries and 115 unconsolidated subsidiaries and related companies accounted for by the equity method as of March 31, 2019.

b.  Changes in Financial Position and Results of Operations (Non-Consolidated Basis)

Unit: billions of yen

	FY2015 (Fiscal year ended March 31, 2016)	FY2016 (Fiscal year ended March 31, 2017)	FY2017 (Fiscal year ended March 31, 2018)	FY2018 (Fiscal year ended March 31, 2019)
Operating income	577.8	502.4	366.3	522.5
Dividends received	543.1	428.8	257.0	371.8
Dividends received from banking subsidiaries	522.6	408.4	223.3	325.3
Dividends received from other subsidiaries	18.2	17.5	31.0	40.2
Net income	(millions of yen) 527,288	(millions of yen) 450,775	(millions of yen) 229,300	(millions of yen) 474,196
Earnings per share	(yen) 373.95	(yen) 319.69	(yen) 162.57	(yen) 339.29
Total assets	8,187.5	10,457.1	12,104.9	12,991.3
Investments in banking subsidiaries	5,165.9	4,613.8	4,613.8	4,613.7
Investments in other subsidiaries	936.8	1,489.0	1,489.7	1,265.7

(Note)	1.	Amounts less than one hundred million yen have been rounded down.
2.

“Partial Amendments to Accounting Standard for Tax Effect Accounting” (ASBJ Statement No. 28, February 16, 2018) has been adopted from the current fiscal year, whereby deferred tax assets are presented under investments and other assets, while deferred tax liabilities are presented under fixed liabilities. This change has been reflected in fiscal years ended March 31, 2018 and before as well.

(3)	Employees of the Group

	March 31, 2019
	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head Office Account
Number of employees	7,396	34,055	28,989	1,282	14,937

	March 31, 2018
	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head Office Account
Number of employees	9,630	34,817	10,260	1,301	16,970

(Notes)	1.

The number of employees is the number of persons engaged in the Group, including local staff overseas, but not including employees on short-term contracts and temporary employees (15,089 persons as of March 31, 2019; 16,604 persons as of March 31, 2018).

	2.	The number of employees is the number of persons engaged in the Company and consolidated subsidiaries.
	3.	The businesses handled by each business unit are the following.
		Wholesale Business Unit:	Businesses dealing with domestic medium-to-large-sized enterprises
		Retail Business Unit:	Businesses dealing with domestic individual and small-to-medium-sized enterprises
		International Business Unit:	Businesses dealing with international (including Japanese) corporate customers
		Global Markets Business Unit:	Businesses dealing with financial markets
		Head Office account:	Businesses other than those above

(4)	Principal Offices of the Group

Company name	Reportable segment	Principal office		Number of branches
				As of March 31, 2019	As of March 31, 2018
Sumitomo Mitsui Banking Corporation	Wholesale Business Unit Retail Business Unit International Business Unit Global Markets Business Unit Head Office Account	Domestic	Head Office Tokyo Main Office Osaka Head Office Kobe Main Office, etc.	892	962
		Overseas	New York Branch, etc.	42	40
SMBC Trust Bank Ltd.	Wholesale Business Unit Retail Business Unit International Business Unit	Head Office, etc.		35	37
SMBC Nikko Securities Inc.	Wholesale Business Unit Retail Business Unit International Business Unit Global Markets Business Unit Head Office Account	Head Office, etc.
Sumitomo Mitsui Card Company, Limited	Retail Business Unit	Tokyo Head Office Osaka Head Office, etc.
Cedyna Financial Corporation	Retail Business Unit	Head Office Tokyo Head Office, etc.
SMBC Consumer Finance Co., Ltd.	Retail Business Unit	Head Office, etc.
The Japan Research Institute, Limited	Head Office Account	Tokyo Head Office Osaka Head Office, etc.
Sumitomo Mitsui Asset Management Company, Limited	Head Office Account	Head Office, etc.

(Note)	The businesses handled by each business unit are the following.
	Wholesale Business Unit:	Businesses dealing with domestic medium-to-large-sized enterprises
	Retail Business Unit:	Businesses dealing with domestic individual and small-to-medium-sized enterprises
	International Business Unit:	Businesses dealing with international (including Japanese) corporate customers
	Global Markets Business Unit:	Businesses dealing with financial markets
	Head Office account:	Businesses other than those above

(5)	Capital Investment of the Group

a. Total Amount of Capital Investment

Unit: millions of yen

Company name	Reportable segment	Amount
Sumitomo Mitsui Banking Corporation	Wholesale Business Unit Retail Business Unit International Business Unit Global Markets Business Unit Head Office Account	120,502
SMBC Trust Bank Ltd.	Wholesale Business Unit Retail Business Unit International Business Unit	8,748
Sumitomo Mitsui Finance and Leasing Company, Limited	Wholesale Business Unit International Business Unit	4,111
SMBC Nikko Securities Inc.	Wholesale Business Unit Retail Business Unit International Business Unit Global Markets Business Unit Head Office Account	25,923
Sumitomo Mitsui Card Company, Limited	Retail Business Unit	16,821
Cedyna Financial Corporation	Retail Business Unit	5,898
SMBC Consumer Finance Co., Ltd.	Retail Business Unit	5,831
The Japan Research Institute, Limited	Head Office Account	6,246
Sumitomo Mitsui Asset Management Company, Limited	Head Office Account	1,100
Others	-	13,557
Total		208,742

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.	The businesses handled by each business unit are the following.
		Wholesale Business Unit:	Businesses dealing with domestic medium-to-large-sized enterprises
		Retail Business Unit:	Businesses dealing with domestic individual and small-to-medium-sized enterprises
		International Business Unit:	Businesses dealing with international (including Japanese) corporate customers
		Global Markets Business Unit:	Businesses dealing with financial markets
		Head Office account:	Businesses other than those above

b. Establishment of Principal Facilities, etc.

Unit: millions of yen

Company name	Reportable segment	Description	Amount
Sumitomo Mitsui Banking Corporation	Wholesale Business Unit Retail Business Unit International Business Unit Global Markets Business Unit Head Office Account	Branch facilities, etc.	27,173
		Software	66,030

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.	The businesses handled by each business unit are the following.
		Wholesale Business Unit:	Businesses dealing with domestic medium-to-large-sized enterprises
		Retail Business Unit:	Businesses dealing with domestic individual and small-to-medium-sized enterprises
		International Business Unit:	Businesses dealing with international (including Japanese) corporate customers
		Global Markets Business Unit:	Businesses dealing with financial markets
		Head Office account:	Businesses other than those above

(6)	Parent Company and Principal Subsidiaries, etc.

a.	Parent Company

Not applicable.

b.	Principal Subsidiaries, etc.

Company name	Location	Main business	Date of establishment	Capital (millions of yen)	Percentage of the Company’s voting rights (%)	Other
Sumitomo Mitsui Banking Corporation	Chiyoda-ku, Tokyo	Commercial banking	June 6, 1996	1,770,996	100.00	-
SMBC Trust Bank Ltd.	Minato-ku, Tokyo	Commercial banking and trust services	February 25, 1986	87,550	100.00 (100.00)	-
Sumitomo Mitsui Finance and Leasing Company, Limited	Chiyoda-ku, Tokyo	Leasing	February 4, 1963	15,000	50.00	-
SMBC Nikko Securities Inc.	Chiyoda-ku, Tokyo	Securities	June 15, 2009	10,000	100.00	-
Sumitomo Mitsui Card Company, Limited	Chuo-ku, Osaka	Credit card	December 26, 1967	34,000	65.99 (65.99)	-
Cedyna Financial Corporation	Naka-ku, Nagoya	Credit card and Installment	September 11, 1950	82,843	100.00 (100.00)	-
SMBC Consumer Finance Co., Ltd.	Chuo-ku, Tokyo	Consumer lending	March 20, 1962	140,737	100.00	-
The Japan Research Institute, Limited	Shinagawa-ku, Tokyo	System development, data processing, management consulting, and economic research	November 1, 2002	10,000	100.00	-
Sumitomo Mitsui Asset Management Company, Limited	Minato-ku, Tokyo	Investment advisory and investment trust management	July 15, 1985	2,000	51.19	-
Sumitomo Mitsui Banking Corporation Europe Limited	London, U.K.	Commercial banking	March 5, 2003	355,200 [USD 3.2 billion]	100.00 (100.00)	-
Sumitomo Mitsui Banking Corporation (China) Limited	Shanghai, People’s Republic of China	Commercial banking	April 27, 2009	164,900 [RMB 10 billion]	100.00 (100.00)	-
PT Bank BTPN Tbk	Jakarta, Republic of Indonesia	Commercial banking	February 5, 1958	1,271 [IDR 162.9 billion]	98.49 (98.49)	-
SMBC Americas Holdings, Inc.	Wilmington, Delaware, U.S.A.	Bank Holding Company	August 8, 1990	0 [USD 1,500]	100.00 (100.00)	-
SMBC Guarantee Co., Ltd.	Minato-ku, Tokyo	Credit guarantee	July 14, 1976	187,720	100.00 (100.00)	-
Sumitomo Mitsui Auto Service Company, Limited	Shinjuku-ku, Tokyo	Leasing	February 21, 1981	13,636	21.99	-
Daiwa SB Investments Ltd.	Chiyoda-ku, Tokyo	Investment advisory and investment trust management	June 1, 1973	2,000	48.96	-

(Notes)	1.	The capital has been rounded down to the nearest unit and the percentage of the Company’s voting rights in subsidiaries has been rounded down to the nearest second decimal place.
	2.	The capital denominated in foreign currency has been translated into Japanese yen at the exchange rate as of the account closing date.
	3.	Figures in parentheses ( ) in the voting rights column indicate voting rights held indirectly.
	4.	Sumitomo Mitsui Finance and Lease Co., Ltd. has become an equity method affiliate from fiscal 2018 due to partial sale of the shares in this company.

5.

Sumitomo Mitsui Asset Management Company, Limited and Daiwa SB Investments Ltd. merged on April 1, 2019 and the merged company has changed its name to Sumitomo Mitsui DS Asset Management Company, Limited.

6.

PT Bank Tabungan Pensiunan Nasional Tbk (“BTPN”) has been included in the Company’s consolidated subsidiaries due to the purchase of shares by Sumitomo Mitsui Banking Corporation in fiscal 2018. In addition, BTPN merged with PT Bank Sumitomo Mitsui Indonesia, which is a consolidated subsidiary of the Company, and changed its name to PT Bank BTPN Tbk.

7.	SMBC Capital Markets, Inc. which was previously stated has become a consolidated subsidiary of SMBC Americas Holdings, Inc., which is a US bank holding company.

(7)	Major Borrowings

Creditor	Balance of borrowings (millions of yen)	Investment in the Company
		Number of shares held (100 shares)	Percentage of voting rights (%)
Sumitomo Mitsui Banking Corporation	1,228,030	-	-

(Note)	Amounts less than one million yen have been rounded down.

(8)	Material Matters regarding Business Transfer, etc.

Date of business transfer, etc.	Status of business transfer, etc.
November 28, 2018	On November 28, 2018, the Company sold a portion of common stocks in Sumitomo Mitsui Finance and Leasing Co., Ltd. (SMFL). As a result, SMFL has become an equity method affiliate from fiscal 2018.
January 30, 2019

On January 30, 2019, Sumitomo Mitsui Banking Corporation acquired common stocks in PT Bank Tabungan Pensiunan Nasional Tbk (BTPN). As a result, BTPN has become a consolidated subsidiary of the Company from fiscal 2018. BTPN merged with PT Bank Sumitomo Mitsui Indonesia, effective on February 1, 2019 and changed its name to PT Bank BTPN Tbk.

2.  Matters regarding Directors and Corporate Executive Officers

(1)	Directors and Corporate Executive Officers

a.	Directors

(As of March 31, 2019)

Name	Position and responsibility	Significant concurrent positions	Other
Koichi Miyata	Chairman of the Board Member of the Nominating Committee Member of the Compensation Committee	Chairman of the Board of Sumitomo Mitsui Banking Corporation Director of SONY CORPORATION Corporate Auditor of Isetan Mitsukoshi Holdings Ltd.	-
Takeshi Kunibe*	Director Member of the Compensation Committee	Director of NEC Corporation	-
Makoto Takashima	Director	President of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Kozo Ogino*	Director	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Jun Ohta*	Director	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Katsunori Tanizaki*	Director	Director of Sumitomo Mitsui Banking Corporation Director of The Japan Research Institute, Limited	-
Toshikazu Yaku*	Director	Director of Sumitomo Mitsui Banking Corporation	-
Toshiyuki Teramoto	Director Member of the Audit Committee	Corporate Auditor of Sumitomo Mitsui Banking Corporation	-
Toru Mikami	Director Member of the Audit Committee	-	-
Tetsuya Kubo	Director	Representative Director, Chairman of the Board of SMBC Nikko Securities Inc.	-
Masayuki Matsumoto	Director (outside) Member of the Nominating Committee Member of the Audit Committee (Chairman)	Special Advisor of Central Japan Railway Company	-
Arthur M. Mitchell	Director (outside) Member of the Nominating Committee Member of the Compensation Committee	Attorney at Law, admitted in New York Registered Foreign Attorney in Japan	-
Shozo Yamazaki	Director (outside) Member of the Audit Committee	Certified Public Accountant Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors” below.	He has considerable expertise in finance and accounting.

Name	Position and responsibility	Significant concurrent positions	Other
Masaharu Kohno	Director (outside) Member of the Nominating Committee	Status of concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors” below.	-
Yoshinobu Tsutsui	Director (outside) Member of the Nominating Committee (Chairman) Member of the Compensation Committee	Chairman of NIPPON LIFE INSURANCE COMPANY Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors” below.	-
Katsuyoshi Shinbo	Director (outside) Member of the Audit Committee Member of the Compensation Committee (Chairman)	Attorney at Law Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors” below.	-
Eriko Sakurai	Director (outside) Member of the Nominating Committee Member of the Compensation Committee	Chairman and CEO of Dow Toray Co., Ltd. Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors” below.	-

(Notes)	1.

Directors Messrs. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo and Ms. Eriko Sakurai are Outside Directors as provided for in Article 2, Item 15 of the Companies Act.

	2.	To ensure audit effectiveness, the Company has elected two non-executive Directors Messrs. Toshiyuki Teramoto and Toru Mikami as full-time members of the Audit Committee.
	3.	Directors with an asterisk (*) concurrently serve as Corporate Executive Officers.
4.

The Company has designated Directors Messrs. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo and Ms. Eriko Sakurai as Independent Directors in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

	5.	Changes in position and responsibility and in significant concurrent positions as of April 1, 2019:

Chairman of the Board	Koichi Miyata	Resigned from Chairman of the Board
Director	Takeshi Kunibe	Chairman of the Board Member of the Nominating Committee
Director	Makoto Takashima	Chairman of Japanese Bankers Association
Director	Kozo Ogino	Resigned from Director Resigned from Director of Sumitomo Mitsui Banking Corporation (Representative Director)
Director	Jun Ohta	Resigned from Director of Sumitomo Mitsui Banking Corporation (Representative Director) Member of the Compensation Committee
Director	Katsunori Tanizaki	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation
Director	Toshikazu Yaku	Director of Sumitomo Mitsui Banking Corporation (Representative Director)

Directors who resigned during the Fiscal Year

Not applicable.

b.	Corporate Executive Officers

(As of March 31, 2019)

Name	Position and responsibility	Significant concurrent positions	Other
Takeshi Kunibe*	President (Representative Corporate Executive Officer) Group CEO	Director of NEC Corporation	-
Kozo Ogino*	Deputy President and Corporate Executive Officer Group CRO Responsible for Corporate Risk Management Dept. and Credit & Investment Planning Dept.	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Manabu Narita	Deputy President and Corporate Executive Officer Head of Wholesale Business Unit	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Jun Ohta*	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Group CFO and Group CSO Responsible for Public Relations Dept., Corporate Planning Dept., Financial Accounting Dept. and Subsidiaries & Affiliates Dept.	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Katsunori Tanizaki*	Senior Managing Corporate Executive Officer Group CIO and Group CDIO Responsible for IT Planning Dept., IT Innovation Dept., Data Management Dept. and Operations Planning Dept.	Director of Sumitomo Mitsui Banking Corporation Director of The Japan Research Institute, Limited	-
Toshikazu Yaku*	Senior Managing Corporate Executive Officer Group CCO and Group CHRO Responsible for Human Resources Dept., Quality Management Dept., General Affairs Dept. and Administrative Services Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Masahiko Oshima	Senior Managing Corporate Executive Officer Head of International Business Unit	Director of Sumitomo Mitsui Banking Corporation	-
Naoki Tamura	Senior Managing Corporate Executive Officer Head of Retail Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-
Hiroshi Munemasa	Senior Managing Corporate Executive Officer Head of Global Markets Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-

(Notes)	1.	Corporate Executive Officers with an asterisk (*) concurrently serve as Directors.

2.	CEO:	Chief Executive Officer
	CRO:	Chief Risk Officer
	CFO:	Chief Financial Officer
	CSO:	Chief Strategy Officer
	CIO:	Chief Information Officer
	CDIO:	Chief Digital Innovation Officer
	CCO:	Chief Compliance Officer
	CHRO:	Chief Human Resources Officer
3.	Changes in positions and responsibilities and in significant concurrent positions as of April 1, 2019:
	President (Representative Corporate Executive Officer)		Takeshi Kunibe	Resigned from President (Representative Corporate Executive Officer)
	Deputy President and Corporate Executive Officer		Kozo Ogino	Resigned from Deputy President and Corporate Executive Officer Resigned from Director of Sumitomo Mitsui Banking Corporation (Representative Director)
	Deputy President and Corporate Executive Officer		Manabu Narita	Resigned from Deputy President and Corporate Executive Officer Resigned from Director of Sumitomo Mitsui Banking Corporation (Representative Director)
	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer)		Jun Ohta

President (Representative Corporate Executive Officer)

Discharged from Group CFO and Group CSO

No longer responsible for Public Relations Dept., Corporate Planning Dept., Financial Accounting Dept. or Subsidiaries & Affiliates Dept.

Group CEO

Resigned from Director of Sumitomo Mitsui Banking Corporation (Representative Director)

	Senior Managing Corporate Executive Officer		Katsunori Tanizaki	Discharged from Group CIO No longer responsible for IT Planning Dept., Data Management Dept. or Operations Planning Dept. Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation
	Senior Managing Corporate Executive Officer		Toshikazu Yaku	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Director of Sumitomo Mitsui Banking Corporation (Representative Director)
	Senior Managing Corporate Executive Officer		Masahiko Oshima	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Director of Sumitomo Mitsui Banking Corporation (Representative Director)
Assumption of Corporate Executive Officers as of April 1, 2019:
Gotaro Michihiro

Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer)

Co-Head of Wholesale Business Unit

Director of Sumitomo Mitsui Banking Corporation (Representative Director)

			Kimio Matsuura	Senior Managing Corporate Executive Officer Co-Head of Wholesale Business Unit (Planning Dept., Wholesale Business Unit) Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation
			Haruyuki Nagata	Senior Managing Corporate Executive Officer Group CRO Responsible for Corporate Risk Management Dept., Credit & Investment Planning Dept. Director of Sumitomo Mitsui Banking Corporation
Toru Nakashima

Senior Managing Corporate Executive Officer

Group CFO and Group CSO

Responsible for Public Relations Dept., Corporate Planning Dept., Financial Accounting Dept. and Subsidiaries & Affiliates Dept.

Director of Sumitomo Mitsui Banking Corporation

Shoji Masuda

Managing Corporate Executive Officer

Group CIO

Responsible for IT Planning Dept., Data Management Dept. and Operations Planning Dept.

Director of Sumitomo Mitsui Banking Corporation

Director of The Japan Research Institute, Limited

    Corporate Executive Officers who resigned during the Fiscal Year

Name	Position and responsibility	Significant concurrent positions	Other
Yasuyuki Kawasaki	Deputy President and Corporate Executive Officer Head of International Business Unit	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	Resigned on April 2, 2018
Yukihiko Onishi	Senior Managing Corporate Executive Officer Head of Retail Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	Resigned on April 2, 2018

    (Note)    Position and responsibility and significant concurrent positions are reported as of the date of resignation.

(2)    Compensation, etc. for Directors and Corporate Executive Officers

Unit: millions of yen

Classification	Persons paid	Compensation, etc.
Directors	12	281
Corporate Executive Officers	9	490
Total	21	772

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.	Corporate Executive Officers do not receive an employee salary nor do they receive consideration for the performance of other duties.
	3.	Compensation, etc. paid to Directors concurrently serving as Corporate Executive Officers is included in the amount for Corporate Executive Officers.
4.

The above-written amounts of compensation, etc. include expenses of 145 million yen (18 million yen for Directors and 126 million yen for Corporate Executive Officers) related to the payment of bonuses to Directors and Corporate Executive Officers.

	5.	The above-written amounts include “Compensation, etc. for Outside Directors” as mentioned below.

Policy for Individual Compensation for Directors and Corporate Executive Officers

The Company hereby establishes the Executive Compensation Policy (the “Policy”) in order to provide guiding principles for its Compensation Committee to determine individual remuneration for its directors, corporate executive officers and executive officers (the “Executives”).

The Policy’s aim is that executive compensation pursuant to it shall provide the appropriate incentives for the Executives to pursue our Mission and our medium-/long-term vision of becoming “a global financial group that, by earning the highest trust of our customers, leads the growth of Japan and the Asian region”.

Group companies of the Company shall determine their executive compensations in accordance with this Policy.

1.	Core Principles

Our executive compensation shall be determined in accordance with the below core principles:

1)	The Company’s executive compensation aims at providing appropriate incentives toward the realization of our mission and our vision.
2)

The Company’s executive compensation shall reflect the changing business environment and the short-, medium- and long-term performance of the group, and shall account for the contribution to shareholder value and customer satisfaction.

3)	Individual remuneration shall reflect the assigned roles and responsibilities as well as the performance of the respective Executive.
4)	The Company shall research and review market practices, including the use of third-party surveys, in order to provide its Executives with a competitive remuneration package.
5)	The Company’s executive compensation shall discourage excessive risk-taking and foster a prudent risk culture expected of a financial institution.
6)	Both domestic and foreign regulations/guidelines on executive compensation shall be observed and respected.
7)

The Company shall establish appropriate governance and controls of the compensation process, and shall regularly review to update its executive compensation practices according to changing market practices and/or business environment.

2.	Compensation Programme
1)	The Company’s executive compensation programme (the “Programme”) shall have three components: base salary, cash bonus, and stock compensation.
2)

In order to hold the Executives accountable and provide them with appropriate incentives for the performance of the group, the Programme targets the variable compensation component of total remuneration at 40%, if paid at standard levels. Corresponding with performance and the business environment, the variable component could range from 0% to 150% of the standard levels, which shall be determined by performance of the Executives.

3)

In order to enhance shareholding of the Executives and align their interests with shareholders, the Programme targets its stock-based compensation components at 25% of total remuneration, if paid at standard levels.

4)	The above target levels shall be appropriately set in accordance with the roles, responsibilities, etc. of each Executive.
5)	Base salary shall be paid in cash and shall be, in principle, determined by the corporate titles of each Executive, reflecting the roles, responsibilities, etc.
6)

Annual incentives shall be determined based on the annual performance of the group, the group company and the business unit each Executive is responsible for, as well as on the performance of the respective Executive reviewed both from short-term and medium-/long-term perspectives. 70% of the determined amount shall be paid as a cash bonus and the remaining 30% shall be paid under Stock Compensation Plan II (annual performance share plan).

7)

Stock compensation plans consist of Stock Compensation Plan I (the “Plan I”), under which the remuneration of the Executives shall be determined based on the Company’s medium-term performance, etc., Stock Compensation Plan II (the “Plan II”), determined based on the Company’s annual performance, etc. and Stock Compensation Plan III (the “Plan III”), determined based on corporate titles, etc.

a.	Under the stock compensation plans, the Executives shall receive remuneration via shares of the Company common stock. The transfer of such stock shall be restricted for appropriately defined periods.
b.

Remuneration under Plan I shall be determined based on the Company’s performance against the Medium-term Management Plan, performance of the Company shares, and the results of customer satisfaction surveys, etc.

c.

Remunerations under Plan II shall be determined based on the annual performance of the Company, the group company, and the business unit each Executive is responsible for, as well as on the performance of each Executive reviewed both from a short-term and medium-/long-term perspectives. Remuneration paid by restricted shares, they shall effectively act as deferred compensation.

d.	Remuneration under Plan III shall be determined based on corporate titles, roles, and responsibilities, etc.
8)	In the event of material amendments to the financial statements or material reputational damages caused by the Executives, remunerations under the Plans could be reduced or fully forfeit.
9)

Notwithstanding the above, executive compensation for the Executives domiciled outside Japan shall be individually designed and determined not only in accordance with this Policy, but also with consideration to local regulations, guidelines, and other local market practices, whilst ensuring the compensation should not incentivize for excessive risk-taking.

3.	Governance and Control of the Compensation Processes
1)	The Company, as a Company with three Committees, has established a Compensation Committee to resolve the following:
✓	The Policy, the executive pay system including the aforementioned “2. Compensation Programme,” and relevant regulations.
✓	Individual remunerations for the Company’s directors and corporate executive officers.
2)	In addition to the above, the Company Compensation Committee shall review and discuss the below:
✓	Executive compensation programmes/practices of group companies of the Company.
✓	The individual remuneration for the Company’s other executive officers.

4.	Amendments to and Abolition of the Policy

Amendments to and abolition of the Policy shall be resolved at the Compensation Committee.

(3) Liability	Limitation Agreement

Name	Summary of Liability Limitation Agreement
Masayuki Matsumoto

In accordance with the provisions provided for in Article 427, Paragraph 1 of the Companies Act (the “Act”), the Company has entered into agreements with the Outside Directors stated in the left column to limit the liability provided for in Article 423, Paragraph 1 of the Act to the higher of either (i) 10 million yen or (ii) the minimum amount provided for in Article 427, Paragraph 1 of the Act.

Arthur M. Mitchell
Shozo Yamazaki
Masaharu Kohno
Yoshinobu Tsutsui
Katsuyoshi Shinbo
Eriko Sakurai

3.    Matters regarding Outside Directors

(1)	Concurrent Positions and Other Details on Outside Directors

(As of March 31, 2019)
Name	Concurrent positions and other details
Masayuki Matsumoto	Special Advisor of Central Japan Railway Company
Shozo Yamazaki	Director of EBARA CORPORATION (outside)
Masaharu Kohno	Director of DOUTOR • NICHIRES Holdings Co., Ltd. (outside)
Yoshinobu Tsutsui

Chairman of NIPPON LIFE INSURANCE COMPANY

Director of Imperial Hotel, Ltd. (outside)

Director of Panasonic Corporation (outside)

Audit & Supervisory Board Member of West Japan Railway Company (outside)

Katsuyoshi Shinbo	Corporate Auditor of Mitsui Chemicals, Inc. (outside)
Eriko Sakurai	Chairman and CEO of Dow Toray Co., Ltd. Executor, Dow Switzerland Holding GmbH, which is a Representative Partner of Dow Silicones Holding Japan G.K. Director of SONY CORPORATION (outside)

(Note)	There is no other relationship to be disclosed between the Company and the companies or entities in which the Outside Directors of the Company concurrently serve.

(2)    Major Activities of Outside Directors

Name	Term of Office	Attendance of the Board of Directors meeting, etc.		Opinions issued at the Board of Directors meeting and other activities
Masayuki Matsumoto	1 year and 9 months	Board of Directors meetings Nominating Committee meetings Audit Committee meetings	11/11 4/4 16/16	He mainly provides suggestions and comments based on his considerable experience as a chief executive and high level of insight.
Arthur M. Mitchell	3 years and 9 months	Board of Directors meetings Nominating Committee meetings Compensation Committee meetings	11/11 4/4 6/6	He mainly provides suggestions and comments based on his considerable experience as an attorney at law and high level of insight.
Shozo Yamazaki	1 year and 9 months	Board of Directors meetings Audit Committee meetings	10/11 15/16	He mainly provides suggestions and comments based on his considerable experience as a Certified Public Accountant and high level of insight.
Masaharu Kohno	3 years and 9 months	Board of Directors meetings Nominating Committee meetings	11/11 4/4	He mainly provides suggestions and comments based on his considerable experience as a diplomat and high level of insight.
Yoshinobu Tsutsui	1 year and 9 months	Board of Directors meetings Nominating Committee meetings Compensation Committee meetings	11/11 4/4 5/6	He mainly provides suggestions and comments based on his considerable experience as a chief executive and high level of insight.
Katsuyoshi Shinbo	1 year and 9 months	Board of Directors meetings Audit Committee meetings Compensation Committee meetings	11/11 16/16 6/6	He mainly provides suggestions and comments based on his considerable experience as an attorney at law and high level of insight.
Eriko Sakurai	3 years and 9 months	Board of Directors meetings Nominating Committee meetings Compensation Committee meetings	11/11 4/4 6/6	She mainly provides suggestions and comments based on her considerable experience as a chief executive and high level of insight.

(Note)    Periods of service of the Directors above of less than one month have been rounded down.

(3)    Compensation, etc. for Outside Directors

Unit: millions of yen

	Persons paid	Compensation, etc. paid by the Company	Compensation, etc. paid by parent company, etc., of the Company
Total amount of compensation, etc.	7	110	-

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.	No expenses have been incurred in connection with the payment of bonuses to Outside Directors.

4.    Matters regarding Shares of the Company

(1)    Number of Shares

(Number of shares)
Total number of shares authorized to be issued
Common stock	3,000,000,000
Preferred stock (Type 5)	167,000
Preferred stock (Type 7)	167,000
Preferred stock (Type 8)	115,000
Preferred stock (Type 9)	115,000

Total number of shares issued
Common stock	1,399,401,420

(2) Number of Shareholders as of March 31, 2019
(Number of shareholders)
Common stock	311,448

(3)    Major Shareholders

        Common Stock

Name of shareholder	Number of shares held and percentage of shares held
	Number of shares held (100 shares)	Percentage of shares held (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	826,971	5.92
Japan Trustee Services Bank, Ltd. (Trust Account)	820,282	5.87
NATSCUMCO	403,203	2.88
Japan Trustee Services Bank, Ltd. (Trust Account 9)	388,081	2.78
Japan Trustee Services Bank, Ltd. (Trust Account 5)	272,857	1.95
SSBTC CLIENT OMNIBUS ACCOUNT	271,094	1.94
JP MORGAN CHASE BANK 385151	243,454	1.74
JPMorgan Securities Japan Co., Ltd.	228,856	1.63
Japan Trustee Services Bank, Ltd. (Trust Account 7)	222,986	1.59
STATE STREET BANK WEST CLIENT – TREATY 505234	204,833	1.46

(Notes)	1.	Listed here are the top ten shareholders in terms of their respective ratio of stock holding against the total number of outstanding shares (excluding treasury shares).
	2.	Numbers of shares less than one hundred have been rounded down and the percentage of shares held has been rounded down to the nearest second decimal place.

5.  Matters regarding the Accounting Auditor

(1)	Accounting Auditor

Name	Compensation, etc. for the fiscal year	Other
KPMG AZSA LLC Toshihiro Otsuka Designated Limited Liability Partner Noriaki Habuto Designated Limited Liability Partner Kazuhide Niki Designated Limited Liability Partner	Compensation, etc. pertaining to the activities specified in Article 2, Paragraph 1 of the Certified Public Accountants Act: 1,804 million yen

1. The Audit Committee confirmed and discussed the details of the audit plan, the status of performance of duties, and the basis for calculation of the estimate of compensation of the Accounting Auditor. As a result, the Audit Committee gave approval set forth in Article 399, Paragraph 1 of the Companies Act for the compensation, etc. of the Accounting Auditor.

2. The Company paid the Accounting Auditor for case investigation of internal audit systems and audit procedures at overseas financial institutions, etc., which fell outside the scope of the activities specified in Article 2, Paragraph 1 of the Certified Public Accountants Act.

Of the above, compensation, etc. as Accounting Auditor: 297 million yen

(Notes)	1. Amounts less than one million yen have been rounded down.

2. The audit agreement between the Company and the Accounting Auditor does not and cannot practically distinguish between compensation, etc. for audits stipulated by the Companies Act and those stipulated by the Financial Instruments and Exchange Act. For this reason, “Of the above, compensation, etc. as Accounting Auditor” above includes the compensation, etc. amount for audits based on the Financial Instruments and Exchange Act.

3. Total amount of moneys and other financial benefits payable by the Company and subsidiaries (excluding unconsolidated subsidiaries) to the Accounting Auditor is 4,042 million yen.

(2)	Liability Limitation Agreement

Not applicable.

(3)	Other Matters regarding the Accounting Auditor

a.	Policy for Decisions on Dismissal or Nonreappointment of Accounting Auditor

The Audit Committee discusses whether to dismiss the Accounting Auditor where they fall under any of the grounds set forth in each item of Paragraph 1 of Article 340 of the Companies Act. In addition to that, when it is determined to be difficult for the Accounting Auditor to appropriately execute his or her duty, the Audit Committee discusses whether to forward a proposal for the dismissal or nonreappointment of the Accounting Auditor to the general meeting of shareholders in accordance with Article 404, Paragraph 2 of the Companies Act.

b.

From among the Company’s significant subsidiaries, Sumitomo Mitsui Banking Corporation Europe Limited, Sumitomo Mitsui Banking Corporation (China) Limited, PT Bank BTPN Tbk and SMBC Americas Holdings, Inc. were audited by an Accounting Auditor other than the Company’s (or by person(s) with equivalent qualifications in foreign countries).

6.    System to Ensure Appropriate Conduct of Operations

The Company resolved at the Board of Directors to adopt systems to ensure appropriate conduct of operations of the Company and the Group has operated the systems. The outline is as follows:

System for the storage and management of information related to the execution of duties by Corporate Executive Officers

(Detail of the resolution)

The Company shall appropriately store and manage information related to the execution of duties by Corporate Executive Officers in accordance with “Policies for Controlling Information” and “Rules for Managing Information.”

(Operational status)

The Company appropriately stored and managed minutes of the Management Committee meetings and approval documents by Corporate Executive Officers as well as information related to the execution of duties by Corporate Executive Officers in accordance with “Policies for Controlling Information” and “Rules for Managing Information.”

Policies concerning the management of risk of loss of the Group

(Detail of the resolution)

1. The Company shall establish “Policies on Comprehensive Risk Management” that sets forth fundamental matters on the risk management of the Group, and the department in charge of risk management shall cooperate with the department in charge of corporate planning to comprehensively and systematically manage each type of risk.

2. The basic policy on the risk management of the Group shall be determined by the resolution of the Management Committee and approved by the Board of Directors.

3. The Management Committee, and the officer and department in charge of risk management shall manage risks in accordance with the basic policy on the risk management of the Group approved in the preceding paragraph.

(Operational status)

The Company has established “Policies on Comprehensive Risk Management,” and under these policies, the department in charge of risk management cooperated with the department in charge of corporate planning to comprehensively and systematically manage risks. In addition, in accordance with the “Policy for Risk Committee,” the Risk Committee was called four times, and the risks considered to have particularly material impact on the Company’s management and improvement in the effectiveness and revision of the risk appetite framework (*) were deliberated. The results were reported to the Board of Directors four times.

System for ensuring the efficient execution of duties by Corporate Executive Officers

(Detail of the resolution)

1. The Company shall formulate business plans to ensure the efficient execution of duties by Corporate Executive Officers, and Executive Officers shall execute business operations and earnings management in accordance with the plans.

2. Each Corporate Executive Officer shall appropriately allocate duties and delegate authority to officers and employees in accordance with “Regulations on Organization,” “Rules for Managing Group Companies” and other internal rules and regulations.

(Operational status)

•  The Board of Directors formulated and resolved the business plan for fiscal 2019.

•  Based on the business plan formulated and resolved by the Board of Directors, Corporate Executive Officers executed their respective duties appropriately, and at the same time, officers and employees to whom authority was delegated in accordance with “Regulations on Organization” and other internal rules and regulations, executed business operations. The status was reported to the Board of Directors four times.

* A management framework that clarifies the types and amount of risk a company is willing to assume for growing earnings (risk appetite) and appropriately incorporates the risk appetite in business operations.

System for ensuring that officers and employees of the Group execute their duties in accordance with laws and regulations, and the Articles of Incorporation

(Detail of the resolution)

1. The Company shall develop “Business Ethics,” a common CSR philosophy of the Group, as well as “Principles of Action Concerning Compliance and Risks” and “Policies on Compliance” to ensure that officers and employees of the Group execute their duties in accordance with laws and regulations, and the Articles of Incorporation.

2. The Company shall formulate an annual plan for compliance with specific measures, including establishing and revising policies, regulations and training programs, for the effective functioning of the Group’s compliance system, which shall be approved by the Board of Directors.

3. The Company shall formulate “Regulations on Assessment of Internal Control Over Financial Reporting” with specific measures to establish and operate internal control over financial reporting, and assess its effectiveness to ensure the appropriateness of accounting treatment and reliability of financial reporting of the Group.

4. The Company shall establish a whistleblowing system to discover and correct violations of laws and regulations by the Company, the Group companies, and officers and employees of the Group at an early stage, and ensure the appropriateness of its operations.

5. The Company shall establish a system for appropriately managing the Group’s basic policy on dealing with antisocial forces, including, “the Company has nothing whatsoever to do with antisocial forces,” “the Company rejects any unreasonable request or claim from antisocial forces, does not engage in any under-the-table dealings with or finance those entities and, takes appropriate legal responses as necessary,” and “the Company deals with antisocial forces systemically, in association with outside experts.”

6. The Company shall formulate “Management Policy Concerning Conflicts of Interest” for the Group to prevent and manage conflict of interest with customers within the Group.

7. The Company shall formulate “SMFG Group Policies for Internal Regulations for Preventing Money Laundering and Terrorist Financing” for the Group to prevent money laundering and terrorist financing, and operate and manage businesses in accordance with the rules.

8. In order to verify the status of implementation of the matters in the preceding paragraphs, the department in charge of internal audits, which is independent from other departments, shall conduct internal audits and, as a department under the direct supervision of the Audit Committee, report the results to the Audit Committee as well as the Management Committee and other relevant bodies.

(Operational status)

•  The Company formulated a compliance program as a practical implementation plan. Based on the program, the Company made efforts to enhance the group compliance system and the system for countermeasures against money laundering and financing of terrorism. The Compliance Committee including outside experts deliberated the program twice and the results were reported to the Board of Directors twice.

•  In accordance with the rules including “Regulations on Assessment of Internal Control Over Financial Reporting,” the Company assessed its effectiveness to ensure the appropriateness of accounting treatment and reliability of financial reporting, and reported to the Board of Directors.

•  Based on the internal reporting rules of the SMBC Group, the SMBC Group Alarm Line has been established and managed properly as an internal reporting system for the entire Group.

•  The Conflict of Interest Management Department has properly managed conflicts of interest to prevent from unfairly impairing customers’ interests based on the Management Policy Concerning Conflicts of Interest. In addition, the Conflict of Interest Management Department conducts monitoring every six months and reports the results to Group CCO. There were no noteworthy events in the current fiscal year.

•  The department in charge of internal audits conducted internal audits on departments of the Company as well as the Group companies in accordance with the “Group Internal Audit Charter” and the annual audit plan resolved by the Audit Committee and the Board of Directors, and verified the appropriateness and effectiveness of the internal management system. The audit results were reported to the Audit Committee four times, and then reported to the Board of Directors through the Audit Committee four times in accordance with the “Policy for Audit Committee.”

System for ensuring the appropriateness of business operations of the Group	(Detail of the resolution)

1. The Company shall establish the Management Committee under the Board of Directors as the highest decision-making body over the Group’s business execution and management. The Management Committee shall deliberate on important business execution matters before they are executed in accordance with the basic policies adopted by the Board of Directors.

2. The Company shall formulate “Rules for Managing Group Companies” and “Rules for Managing Group Companies Concerning Compliance” to maintain the Group’s integrated compliance system, and ensure the appropriateness of management in accordance with these policies and rules.

3. The Company shall formulate “Rules on Managing Transactions among the SMFG Group Companies” to ensure the fairness and appropriateness of transactions, and shall operate and manage businesses based on the rules. Further, transactions that may materially impact the management of the Group shall be approved by the Management Committee and reported to the Audit Committee.

4. The Company shall define basic matters on managing the Group companies as “Rules for Managing Group Companies” and other internal policies in order to determine the status of the execution of duties of the Group’s Directors and ensure that they execute their duties efficiently. The Company shall manage and operate the Group companies in accordance with these rules and policies.

(Operational status)

•  The Management Committee deliberated on important business execution matters for the whole Group before they were executed in accordance with the basic policies adopted by the Board of Directors.

•  The Company has formulated rules on managing transactions among the Group companies, and operations and management are conducted based on these rules. In addition, transactions that may materially impact on the management of the Group shall be approved by the Management Committee and the Board of Directors. However, there is no transaction applicable for the current fiscal year.

System for employees to assist the Audit Committee, including ensuring their independence from Corporate Executive Officers and the effectiveness of instructions given to them	(Detail of the resolution)

1. The Company shall establish Audit Committee Office to assist the Audit Committee to execute its duties.

2. The approval by the Audit Committee shall be required for matters regarding the employees at Audit Committee Office, including performance review and transfers, to ensure their independence from the Corporate Executive Officers.

3. Employees at Audit Committee Office shall solely assist the Audit Committee in performing its duties, according to instructions from the Audit Committee.

4. The Company may assign Assistant Audit Committee Members to assist the Audit Committee to execute its duties. In this case, the approval by the Audit Committee shall be required for matters regarding Assistant Audit Committee Members, including performance review and transfers.

5. Assistant Audit Committee Members shall audit the major Group companies deemed to require auditing by taking office as Corporate Auditor at such companies or through other means, and assist the Audit Committee to execute its duties.

(Operational status)

•  The Company has established Audit Committee Office to assist the Audit Committee to execute its audit duties. The employees at Audit Committee Office solely assist the Audit Committee in performing its duties, according to instructions from the Audit Committee. Personnel evaluation and transfer of employees were conducted with the consent of the Audit Committee.

•  The Company has assigned Assistant Audit Committee Members to assist the Audit Committee to execute its duties. The Assistant Audit Committee Members audited the major Group companies deemed to require auditing by taking office as Corporate Auditor at such companies or through other means, and also assisted the duties of the Audit Committee. Personnel evaluations of the Assistant Audit Committee Members were conducted with the consent of the Audit Committee.

System for officers and employees of the Group to report to the Audit Committee, and system to ensure that they shall not be treated unfairly for their actions

(Detail of the resolution)

1. Officers and employees of the Group shall report any discovery of any fact that may materially harm the Group, any wrongdoing, any material violation of laws, regulations, or the Articles of Incorporation (hereinafter referred to as “the whistleblower”) to the Audit Committee. Further, in the case when the Audit Committee requests an explanation about a discovery, the whistleblower shall promptly respond to the Audit Committee’s request.

2. The whistleblower may report any discovery of the above to the Company internal/external contact office for whistleblowing rather than to the Audit Committee. The Company’s department in charge of compliance shall periodically report to the Audit Committee on the status of reception and handling of whistleblowing allegations. Further, the department shall immediately report any allegation requiring reporting to the Audit Committee based on its impact on business, or when requested to do so by the Audit Committee.

3. The Group’s whistleblowing guidelines shall have provisions prohibiting the unfair treatment of whistleblowers.

(Operational status) • The department in charge of compliance made periodical reports to the Audit Committee on the status of reception and handling of whistleblowing allegations.

•  The Company has stipulated the provision prohibiting the unfair treatment of whistleblowers in the Group’s whistleblowing guideline, and established the system that whistleblowers shall not be treated unfairly because of the use of the whistleblowing system.

System for ensuring effective auditing by the Audit Committee

(Detail of the resolution)

1. The department in charge of internal audits shall report the results of internal audits to the Audit Committee as a department under the direct supervision of the Audit Committee.

2. The basic policies and basic plan on internal audits of the Company shall be approved by the Audit Committee and the Board of Directors.

3. The Audit Committee shall give instructions to the department in charge of internal audits as necessary, and the department in charge of internal audits shall perform internal audits pursuant to such instructions.

4. The Representative Executive Officers shall endeavor to improve the efficiency of the Audit Committee’s auditing function by ensuring opportunities for the regular exchange of opinions with the Audit Committee and through other measures.

(Operational status)

•  The department in charge of internal audits reported the results of internal audits to the Audit Committee on a regular basis.

•  The basic policies and basic plan on internal audits were approved by the Audit Committee and the Board of Directors.

•  The Audit Committee gave specific instructions to the department in charge of internal audits as necessary.

•  The Representative Executive Officers exchanged opinions with Audit Committee Members four times, and endeavored to improve the efficiency of the Audit Committee’s auditing function.

Bearing expenses for the execution of duties by Audit Committee Members

(Detail of the resolution)

Every fiscal year, the Company shall set aside a budget to cover necessary expenses for Audit Committee Members to execute their duties based on a budget request from the Audit Committee. If an additional budget is requested by the Audit Committee due to a possible budget overrun, the Company shall set aside additional budget, except when the additional budget is obviously not necessary for Audit Committee Members to execute their duties.

(Operational status) The Company set aside necessary expenses for Audit Committee Members to execute their duties including on-site audits.

7.	Matters regarding Specified Wholly Owned Subsidiary

Company Name	Address	Total book value (millions of yen)	Total assets of the Company (millions of yen)
Sumitomo Mitsui Banking Corporation	1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan	4,613,790	12,991,386

(Note)  Amounts less than one million yen have been rounded down.

8.	Others

Policy Regarding the Exercise of Authority Given to the Board of Directors under the Articles of Incorporation pursuant to paragraph 1, Article 459 of the Companies Act

The Company stipulated in Article 8 of its Articles of Incorporation that except as otherwise provided by applicable law, the Company may, by resolution of its Board of Directors, acquire for value its own shares with agreement of shareholders pursuant to Item 1, paragraph 1 of Article 459 of the Companies Act. For acquisition of its own shares, the Company will appropriately act after comprehensively assessing the status of its capital, investment opportunities for future growth and other factors.

Consolidated Balance Sheet

(As of March 31, 2019)

Unit: millions of yen

Account	Amount	Account	Amount
(Assets)		(Liabilities)
Cash and due from banks	57,411,276	Deposits	122,325,038
Call loans and bills bought	2,465,744	Negotiable certificates of deposit	11,165,486
Receivables under resale agreements	6,429,365	Call money and bills sold	1,307,778
Receivables under securities borrowing transactions	4,097,473	Payables under repurchase agreements	11,462,559
Monetary claims bought	4,594,578	Payables under securities lending transactions	1,812,820
Trading assets	5,328,778	Commercial paper	2,291,813
Money held in trust	390	Trading liabilities	4,219,293
Securities	24,338,005	Borrowed money	10,656,897
Loans and bills discounted	77,979,190	Foreign exchanges	1,165,141
Foreign exchanges	1,719,402	Short-term bonds	84,500
Lease receivables and investment assets	247,835	Bonds	9,227,367
Other assets	7,307,305	Due to trust account	1,352,773
Tangible fixed assets	1,504,703	Other liabilities	4,873,630
Assets for rent	573,292	Reserve for employee bonuses	70,351
Buildings	345,420	Reserve for executive bonuses	3,091
Land	427,484	Net defined benefit liability	31,816
Lease assets	25,548	Reserve for executive retirement benefits	1,374
Construction in progress	37,663	Reserve for point service program	23,948
Other tangible fixed assets	95,293	Reserve for reimbursement of deposits	7,936
Intangible fixed assets	769,231	Reserve for losses on interest repayment	147,594
Software	431,135	Reserves under the special laws	2,847
Goodwill	193,127	Deferred tax liabilities	378,220
Lease assets	990	Deferred tax liabilities for land revaluation	30,259
Other intangible fixed assets	143,977	Acceptances and guarantees	9,564,993
Net defined benefit asset	329,434	Total liabilities	192,207,534
Deferred tax assets	40,245	(Net assets)
Customers’ liabilities for acceptances and guarantees	9,564,993	Capital stock	2,339,443
Reserve for possible loan losses	(468,808)	Capital surplus	739,047
		Retained earnings	5,992,247
		Treasury stock	(16,302)
		Total stockholders’ equity	9,054,436
		Net unrealized gains (losses) on other securities	1,688,852
		Net deferred gains (losses) on hedges	(54,650)
		Land revaluation excess	36,547
		Foreign currency translation adjustments	50,379
		Accumulated remeasurements of defined benefit plans	(7,244)
		Total accumulated other comprehensive income	1,713,884
		Stock acquisition rights	4,750
		Non-controlling interests	678,540
		Total net assets	11,451,611
Total assets	203,659,146	Total liabilities and net assets	203,659,146

Consolidated Statement of Income

(From April 1, 2018 to March 31, 2019)

Unit: millions of yen

Account	Amount
Ordinary income		5,735,312
Interest income	2,488,904
Interest on loans and discounts	1,666,283
Interest and dividends on securities	364,685
Interest on call loans and bills bought	16,551
Interest on receivables under resale agreements	20,457
Interest on receivables under securities borrowing transactions	17,784
Interest on deposits with banks	103,135
Interest on lease transactions	47,573
Other interest income	252,433
Trust fees	4,656
Fees and commissions	1,240,917
Trading income	194,676
Other operating income	1,578,159
Lease-related income	233,675
Installment-related income	981,090
Other	363,393
Other income	227,997
Gains on reversal of reserve for possible loan losses	5,729
Recoveries of written-off claims	11,047
Other	211,220
Ordinary expenses		4,600,012
Interest expenses	1,157,482
Interest on deposits	463,989
Interest on negotiable certificates of deposit	136,178
Interest on call money and bills sold	14,270
Interest on payables under repurchase agreements	119,733
Interest on payables under securities lending transactions	1,272
Interest on commercial paper	45,356
Interest on borrowed money	75,883
Interest on short-term bonds	60
Interest on bonds	226,536
Other interest expenses	74,201
Fees and commissions payments	181,019
Trading losses	3,305
Other operating expenses	1,319,328
Lease-related expenses	120,097
Installment-related expenses	930,884
Other	268,347
General and administrative expenses	1,715,050
Other expenses	223,825
Ordinary profit		1,135,300
Extraordinary gains		2,826
Gains on disposal of fixed assets	541
Other extraordinary gains	2,285
Extraordinary losses		14,547
Losses on disposal of fixed assets	4,485
Losses on impairment of fixed assets	9,610
Provision for reserve for eventual future operating losses from financial instruments transactions	450

Income before income taxes		1,123,579
Income taxes-current	276,329
Income taxes-deferred	55,095
Income taxes		331,424
Profit		792,155
Profit attributable to non-controlling interests		65,474
Profit attributable to owners of parent		726,681

Consolidated Statement of Changes in Net Assets

(From April 1, 2018 to March 31, 2019)

Unit: millions of yen

	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders’ equity
Balance at April 1, 2018	2,338,743	758,215	5,552,573	(12,493)	8,637,039
Changes in the year
Issuance of new stock	699	699			1,398
Cash dividends			(245,576)		(245,576)
Profit attributable to owners of parent			726,681		726,681
Purchase of treasury stock				(70,094)	(70,094)
Disposal of treasury stock		(68)		363	294
Cancellation of treasury stock		(65,922)		65,922	-
Changes in shareholders’ interest due to transaction with non-controlling interests		4,419			4,419
Increase due to increase in subsidiaries			0		0
Increase due to decrease in subsidiaries			4		4
Decrease due to increase in subsidiaries			(11)		(11)
Decrease due to decrease in subsidiaries			(23)		(23)
Reversal of land revaluation excess			302		302
Transfer from retained earnings to capital surplus		41,704	(41,704)		-
Net changes in items other than stockholders’ equity in the year
Net changes in the year	699	(19,167)	439,673	(3,809)	417,396
Balance at March 31, 2019	2,339,443	739,047	5,992,247	(16,302)	9,054,436

	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasure- ments of defined benefit plans	Total accumulated other comprehen- sive income	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at April 1, 2018	1,688,842	(68,543)	37,097	36,906	59,121	1,753,424	2,823	1,219,604	11,612,892
Changes in the year
Issuance of new stock									1,398
Cash dividends									(245,576)
Profit attributable to owners of parent									726,681
Purchase of treasury stock									(70,094)
Disposal of treasury stock									294
Cancellation of treasury stock									-
Changes in shareholders’ interest due to transaction with non-controlling interests									4,419
Increase due to increase in subsidiaries									0
Increase due to decrease in subsidiaries									4
Decrease due to increase in subsidiaries									(11)
Decrease due to decrease in subsidiaries									(23)
Reversal of land revaluation excess									302
Transfer from retained earnings to capital surplus									-
Net changes in items other than stockholders’ equity in the year	10	13,893	(549)	13,473	(66,366)	(39,540)	1,926	(541,063)	(578,677)
Net changes in the year	10	13,893	(549)	13,473	(66,366)	(39,540)	1,926	(541,063)	(161,280)
Balance at March 31, 2019	1,688,852	(54,650)	36,547	50,379	(7,244)	1,713,884	4,750	678,540	11,451,611

Non-Consolidated Balance Sheet

(As of March 31, 2019)

Unit: millions of yen

Account	Amount	Account	Amount
(Assets)		(Liabilities)
Current assets	632,497	Current liabilities	1,281,332
Cash and due from banks	434,005	Short-term borrowings	1,228,030
Prepaid expenses	365	Accounts payable	8,924
Accrued income	42,124	Accrued expenses	42,571
Accrued income tax refunds	118,877	Income taxes payable	9
Other current assets	37,124	Business office taxes payable	35
		Reserve for employee bonuses	722
		Reserve for executive bonuses	389
		Other current liabilities	649
Fixed assets	12,358,889	Fixed liabilities	6,025,043
Tangible fixed assets	13,809	Bonds	5,790,820
Buildings	85	Long-term borrowings	234,223
Equipment	5	Total liabilities	7,306,375
Construction in progress	13,718	(Net assets)
Intangible fixed assets	276	Stockholders’ equity	5,682,471
Software	276	Capital stock	2,339,443
Investments and other assets	12,344,803	Capital surplus	1,560,921
Investments in subsidiaries and affiliates	6,085,818	Capital reserve	1,560,921
Long-term loans receivable from subsidiaries and affiliates	6,258,343	Retained earnings	1,798,409
Long-term prepaid expenses	226	Other retained earnings	1,798,409
Deferred tax assets	414	Voluntary reserve	30,420
Other	0	Retained earnings brought forward	1,767,989
		Treasury stock	(16,302)
		Stock acquisition rights	2,539
		Total net assets	5,685,011
Total assets	12,991,386	Total liabilities and net assets	12,991,386

Non-Consolidated Statement of Income

(From April 1, 2018 to March 31, 2019)

Unit: millions of yen

Account	Amount
Operating income		522,543

Dividends on investments in subsidiaries and affiliates	371,805

Fees and commissions received from subsidiaries and affiliates	5,665

Interest on loans receivable from subsidiaries and affiliates	145,072

Operating expenses		174,591

General and administrative expenses	24,332

Interest on bonds	143,809

Interest on long-term borrowings	6,449

Operating profit		347,952

Non-operating income		212

Interest income on deposits	32

Fees and commissions income	1

Other non-operating income	178

Non-operating expenses		6,960

Interest on short-term borrowings	4,298

Fees and commissions payments	254

Amortization of bond issuance cost	2,407

Ordinary profit		341,203

Extraordinary gains		106,273

Gains on sales of shares of subsidiaries and affiliates	106,273

Extraordinary losses		1,414

Losses on sales of stocks of subsidiaries and affiliates	1,414

Income before income taxes		446,062

Income taxes-current	(27,998)

Income taxes-deferred	(136)

Total income taxes		(28,134)

Net income		474,196

Non-Consolidated Statement of Changes in Net Assets

(From April 1, 2018 to March 31, 2019)

Unit: millions of yen

	Stockholders’ equity
	Capital stock	Capital surplus
		Capital reserve	Other capital surplus	Total capital surplus
Balance at April 1, 2018	2,338,743	1,560,221	24,286	1,584,508
Changes in the year
Issuance of new stock	699	699		699
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock			(68)	(68)
Cancellation of treasury stock			(65,922)	(65,922)
Transfer from retained earnings to capital surplus			41,704	41,704
Net changes in items other than stockholders’ equity in the year
Net changes in the year	699	699	(24,286)	(23,587)
Balance at March 31, 2019	2,339,443	1,560,921	-	1,560,921

	Stockholders’ equity					Stock acquisition rights	Total net assets
	Retained earnings			Treasury stock	Total stockholders’ equity
	Other retained earnings		Total retained earnings
	Voluntary reserve	Retained earnings brought forward
Balance at April 1, 2018	30,420	1,581,073	1,611,493	(12,493)	5,522,252	2,823	5,525,075
Changes in the year
Issuance of new stock					1,398		1,398
Cash dividends		(245,576)	(245,576)		(245,576)		(245,576)
Net income		474,196	474,196		474,196		474,196
Purchase of treasury stock				(70,094)	(70,094)		(70,094)
Disposal of treasury stock				363	294		294
Cancellation of treasury stock				65,922	-		-
Transfer from retained earnings to capital surplus		(41,704)	(41,704)		-		-
Net changes in items other than stockholders’ equity in the year						(283)	(283)
Net changes in the year	-	186,916	186,916	(3,809)	160,219	(283)	159,935
Balance at March 31, 2019	30,420	1,767,989	1,798,409	(16,302)	5,682,471	2,539	5,685,011

[The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report (issued in the Japanese language) as required by the Companies Act.]

Independent Auditor’s Report

May 10, 2019

The Board of Directors
Sumitomo Mitsui Financial Group, Inc.
KPMG AZSA LLC

Toshihiro Otsuka (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Noriaki Habuto (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Kazuhide Niki (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets, basis of presentation, significant accounting policies and the related notes, of Sumitomo Mitsui Financial Group, Inc. as of March 31, 2019 and for the year from April 1, 2018 to March 31, 2019 in accordance with Article 444(4) of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an independent opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and the results of operations of Sumitomo Mitsui Financial Group, Inc. and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared, in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

[The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report (issued in the Japanese language) as required by the Companies Act.]

Independent Auditor’s Report

May 10, 2019

The Board of Directors
Sumitomo Mitsui Financial Group, Inc.

KPMG AZSA LLC

Toshihiro Otsuka (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Noriaki Habuto (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Kazuhide Niki (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

We have audited the financial statements, comprising the balance sheet, the statement of income and the statement of changes in net assets, significant accounting policies and other explanatory information, and the supplementary schedules of Sumitomo Mitsui Financial Group, Inc. as of March 31, 2019 and for the year from April 1, 2018 to March 31, 2019 in accordance with Article 436(2)(i) of the Companies Act.

Management’s Responsibility for the Financial Statements and Others

Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements and the supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an independent opinion on the financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the supplementary schedules. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Sumitomo Mitsui Financial Group, Inc. for the period, for which the financial statements and supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

[English Translation of the Audit Committee’s report Originally Issued in the Japanese Language]

Audit Report

The Audit Committee has audited the execution of duties by Directors and Corporate Executive Officers of the Company for the 17th fiscal year from April 1, 2018 to March 31, 2019, and hereby reports the method and the results of the audit as follows:

1.	Auditing Method and Details Thereof

The Audit Committee periodically received reports from the Directors, Corporate Executive Officers and other relevant personnel with respect to the content of resolutions made by the Board of Directors regarding matters prescribed by Article 416, Paragraph 1, Item 1 (b) and (e) of the Companies Act of Japan, and with respect to the status of establishment and operations of the systems that have been developed in compliance with such resolutions (internal control systems), sought their explanations as necessary, and expressed an opinion. In addition, the Audit Committee conducted audits based on the following methods.

1)

In accordance with the auditing policies, including allocation of duties established by the Audit Committee, the Audit Committee attended important meetings, received reports from the Directors, Corporate Executive Officers and other relevant personnel on matters regarding the execution of their duties, sought explanations as necessary, inspected important internal-approval documents, and examined the operations and financial position of the Company, by deploying the department in charge of internal audits and in cooperation with the internal control departments of the Company. As for the subsidiaries of the Company, the Audit Committee shared information with the Directors and the Corporate Auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. In regard to the Company’s internal control over financial reporting, the Audit Committee received reports on the assessment of such internal control from the Directors, Corporate Executive Officers and other relevant personnel and reports on the status of audit thereof from KPMG AZSA LLC, and also sought their explanations as necessary.

2)

The Audit Committee monitored and examined whether the Accounting Auditor maintained its independence and implemented appropriate audits, as well as received reports from the Accounting Auditor regarding the execution of its duties and sought explanations as necessary. The Audit Committee also received notification from the Accounting Auditor that the “System for ensuring appropriate execution of the duties of the Accounting Auditor” (as enumerated in each Item of Article 131 of the Company Accounting Regulation Ordinance) has been prepared in accordance with the “Quality Control Standards for Auditing” (issued by the Business Accounting Council on October 28, 2005) and other relevant standards, and sought explanations as necessary.

Based on the foregoing method, the Audit Committee reviewed the business report and the supplementary schedules, the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, and consolidated statement of changes in net assets) as well as the non-consolidated financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statement of income, and non-consolidated statement of changes in net assets) and supplementary schedules thereto.

2.	Audit Results
(1)	Audit Results on the Business Report, etc.
1)

In our opinion, the business report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations as well as the Articles of Incorporation of the Company.

2)

We have found no evidence of misconduct or material facts in violation of the applicable laws and regulations, nor of any violation with respect to the Articles of Incorporation of the Company, related to performance of duties by the Directors and Corporate Executive Officers.

3)

In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate. In addition, we have found no matters on which to remark in regard to the content of the Business Report and the execution of duties by the Directors and Corporate Executive Officers regarding the internal control systems including the internal control over financial reporting.

(2)	Results of Audit of the Consolidated Financial statements

In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

(3)	Results of Audit of the Non-Consolidated Financial statements and Supplementary Schedules

In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

May 10, 2019

The Audit Committee of Sumitomo Mitsui Financial Group, Inc.

Audit Committee Member	Masayuki Matsumoto (Seal)
Audit Committee Member	Shozo Yamazaki (Seal)
Audit Committee Member	Katsuyoshi Shinbo (Seal)
Audit Committee Member	Toshiyuki Teramoto (Seal)
Audit Committee Member	Toru Mikami (Seal)

(Note)	Messrs. Masayuki Matsumoto, Shozo Yamazaki and Katsuyoshi Shinbo are Outside Directors pursuant to Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act of Japan.